January 13, 2015

VIA EDGAR

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	Ocwen Financial Corporation
Amendment #1 to Form 10-K for the Fiscal Year Ended December 31, 2013
Filed August 18, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 31, 2014
Response dated August 22, 2014
File No. 001-13219

Dear Mr. Rodriguez:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the additional comments of the staff of the U.S. Securities and Exchange Commission contained in a letter from you dated December 18, 2014 (the “Comment Letter”), regarding the Company’s Amendment #1 to Form 10-K for the fiscal year ended December 31, 2013 and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2014 (the “Third Quarter Form 10-Q”). Any capitalized terms not defined in this letter have the meanings given to them in the respective filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter and followed it with our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Note 1A – Restatement and Revision of Previously Issued Consolidated Financial Statements, page F-17

1.	Please explain the nature of the error in the application of the interest method in accounting for a financing liability which resulted in the restatement of the financial statements for the fiscal year ended December 31, 2013 and the interim period ending March 31, 2014. Please address the previous accounting, why you revised your accounting and why you consider the accounting revision the correction of an error in accordance with GAAP.

Response

The Rights to MSRs transactions are accounted for as secured financings. Prior to the restatement, the amortization of the financing liability was estimated based upon actual amortization of the MSRs underlying the financing liability. To the extent the carrying value of the financing liability was within 5% of the fair value of the MSRs underlying the financing liability (the net present value of the estimated cash flows), the Company viewed the carrying value as approximating fair value at each reporting date. The Company estimated the fair value of the financing liability by obtaining the fair value of the MSRs underlying the Rights to MSRs transactions from independent third party valuation experts, a level 3 valuation. To the extent the carrying value was outside a threshold of 5% of the fair value of the underlying MSRs, the Company would have adjusted its carrying value of the financing liability.

The Company concluded the use of the 5% threshold was an error in its determination of the carrying value of the financing liability and corrected the error as part of the restatement.

2.	Given that the Company entered into transactions with HLSS beginning with the initial transaction on March 5, 2012, please explain to us how you concluded that the error in the application of the interest method for a financing liability did not also impact the 2012 audited financial statements.

Response

The error did impact the 2012 financial statements, however, the Company concluded the 2012 quarterly and annual errors were immaterial based upon a review of both quantitative and qualitative factors.

The Company evaluated the impact of the error to all periods from the inception of the transactions considering both the roll-over and iron curtain methods. The annual impact on 2012 net income was 4.0% under both the roll-over and iron curtain methods and the quarterly impact on net income for each quarter of 2012 under both the roll-over and iron curtain methods was 4.0% or less, except for the fourth quarter of fiscal year 2012, for which the impact on 2012 net income was 10.2% under the roll-over method. Although the fourth quarter of fiscal year 2012 had a higher percentage impact relative to the reported net income for period, the amount of the error was $7.3 million, which is below the Company’s annual materiality threshold. Based on the foregoing, management concluded the uncorrected misstatements in the quarterly and annual periods ended December 31, 2012 were immaterial from a quantitative perspective. Management also considered the qualitative factors outlined in Topic 1.M. of the Staff’s Accounting Bulletin codification and concluded the uncorrected misstatements in the quarterly and annual periods ended December 31, 2012 were immaterial from a qualitative perspective.

3.	Please tell us the specific internal controls implemented to properly allocate cash payments between principal and interest in connection with the financing liability.

Response

Monthly, the Senior Financial Analyst, Finance calculates the principal repayment and interest expense for MSRs pledged to a third party and accounted for as a financing liability to record to the general ledger, and adjusts the financing liability to fair value. The Assistant Manager reviews and approves the calculation and journal entry.  Control is evidenced by approved journal entry.

Note 25 – Business Segment Reporting, page F-69

4.	We note the net margin on non-Agency servicing is higher than margins on the conventional and government insured servicing. Please tell us how the company determines the net margins on each of the different types of servicing provided.

Response

Net margin in this case represents the difference between contractual service and ancillary fee income less the costs associated with servicing in accordance with those contracts.

We have disclosed average contractual services fees of 44, 29 and 32 basis points in connection with our non-Agency, conventional and government insured owned servicing, respectively. We also note that non-Agency owned servicing provides the opportunity for higher ancillary income.

Delinquencies are generally higher in our non-Agency servicing portfolio. The cost of servicing delinquent (non-performing loans) is generally higher than the cost of servicing performing loans primarily because the loss mitigation techniques that we must employ to keep borrowers in their homes or to foreclose, if necessary, are more costly than the techniques used in handling a performing loan. This increase in operating expenses is offset in part by increased late fees for loans that become delinquent but do not enter the foreclosure process. Incentive and other ancillary fee income serves as compensation for these higher servicing costs.

While the cost of servicing performing loans may be lower, there are additional costs incurred solely in connection with our conventional and government insured servicing, including penalties in connection with loan resolution timelines over contractual standards, strict limits on the types and amounts of costs that are reimbursable and contractual loss sharing of delinquent interest and principal losses. We may also have higher costs due to indemnifications we provide to conventional and government insured investors.

As discussed in our response to your comment letter of August 8, 2014, our servicing operations are organized functionally (i.e., without regard to type of investor serviced). Accordingly, we do not measure or track net margin by investor type. However, our qualitative conclusion is supported by the above, whereby higher costs to service non-Agency portfolios are offset by higher ancillary income opportunities and the lower costs to service conventional and government-insured portfolios are offset by additional costs unique to these portfolios. As noted above, there are, on average, lower contractual service fees earned on conventional and government-insured portfolios, leading to our statements in regards to lower net margins.

5.	Please disclose in future filings revenues generated from the conventional, government insured and non-Agency servicing portfolios in each of the last three fiscal periods as well as the interim reporting periods during 2014 in accordance with ASC 280-10-50-40.

Response

We believe our existing disclosures comply with the requirements of ASC 280-10-50-40. We respectfully submit that ASC 280-10-50-40 does not require us to disclose revenues generated from our conventional, government insured and non-Agency servicing portfolios. As discussed in our response to your comment letter of August 8, 2014, our servicing operations are organized functionally (i.e., without regard to type of investor serviced). For example, the same loss mitigation function supports the entire servicing operating segment. We do not record our revenues in terms of investor type and we do not generate discrete financial results by investor type. While the Company does provide certain general disclosures related to contractual servicing fees by investor type and notes certain differences between these investor types in its disclosures, our servicing operations are not conducted by type of investor serviced. Accordingly, the servicing provided to each type of investor does not constitute a different service or product that would require disclosures of separate revenues under ASC 280-10-50-40.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Unaudited Consolidated Financial Statements

Note 11- Borrowings

Covenants, page 35

6.	Please tell us whether you are in compliance with all the qualitative and quantitative covenants as of September 30, 2014. We note you revised your disclosures that “We are in compliance with all of our qualitative and quantitative covenants” at June 30, 2014 to “We believe that we are in compliance with all of our qualitative and quantitative covenants” at September 30, 2014.

Response

The Company modified its disclosure simply because it is the Company’s belief that it is in compliance while as a technical matter a counterparty could take a different view. No counterparty has asserted that we are not in compliance with the qualitative and quantitative covenants in our borrowing agreements as of September 30, 2014.

Note 22 – Commitments and Contingencies, page 47

Litigation Contingencies

7.	Please further explain the nature of the tolling agreements related to certain securitizations in your next response letter and the estimated dollar amount of potential claims under these agreements.

Response

Between February and May 2013, Ocwen entered into tolling agreements with Amherst Advisory & Management, LLC, the purported advisor or manager to one or more certificate holders in eight securitizations.  The agreements tolled for one year potential claims that could be asserted by Amherst or the trustee for each securitization, who was named as a third party beneficiary of the agreements, against Ocwen related to the types of alleged claims set forth at Note 22, namely repurchase claims brought against mortgage loan sellers based on alleged breaches of representations and warranties.  Seven of these agreements were amended in March 2014 for an additional one-year period.  Amherst represented that its clients sold their certificates related to the eighth securitization and therefore did not seek to amend the eighth tolling agreement.  We believe that any such tolled claims would be without merit and, if necessary, would vigorously defend against them. At this time, we are unable to predict the ultimate outcome of these tolled claims, the possible loss or range of loss, if any, associated with the resolution of these claims or any potential impact they may have on us or our operations. If, however, we were required to compensate claimants for losses related to the alleged loan servicing breaches, then our business, financial condition and results of operations could be adversely affected.

Regulatory Contingencies

8.	We note you accrued $100 million during the quarter ended September 30, 2014 for losses that you believed were probable and reasonably estimable related to the New York Department of Financial Services litigation. Please more fully explain how you determined this accrual in the most recent quarter ended.

Response

GAAP has specific requirements that if met require the recognition of a liability or the disclosure of activities that may give rise to future liabilities. In general, recognition of a loss contingency is required when both of the following conditions are met:

1.	Information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements, and
2.	the amount of the loss can be reasonably estimated[1].

[1]	Per ASC 450-20-25-2.

In addition to the requirement to accrue a liability, if no accrual is made or if an exposure to loss exists in excess of the amount that is accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility2 that a loss or an additional loss may have been incurred. This disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made3.

Finally, for unasserted claims, disclosure is not required when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless both of the following conditions are met:

1.	It is considered probable that a claim will be asserted, and
2.	there is a reasonable possibility that the outcome will be unfavorable[4].

As disclosed in our Third Quarter Form 10-Q, we were cooperating with the New York Department of Financial Services (NY DFS) with respect to a number of matters. On September 8, 2014, the Company’s counsel orally communicated to the NY DFS a good faith outline of a settlement proposal (Proposal) comprised of monetary and non-monetary components, including the payment of $100.0 million and agreement on such matters as the future role of an independent monitor and expansion of the Ocwen Board of Directors. The Company, through its counsel, had been discussing the broad outlines of a possible resolution for some time and believed that it was approaching common ground, in general terms, on many, but not all, of the elements of a settlement. No formal legal or regulatory proceedings had been initiated and the NY DFS had not responded to the Proposal at the time the Company filed the Third Quarter Form 10-Q. Any settlement would require agreement on both monetary and non-monetary components.

The Company assessed loss based on the accounting guidance outlined above. In doing so, the Company made assessments regarding the ultimate outcome of matters that involve judgments about future events, actions and circumstances that are inherently uncertain. As a result of such assessments, the Company accrued $100.0 million as of September 30, 2014 for losses that we believed were probable and reasonably estimable based on current information regarding these matters, although we had not reached any agreement with the NY DFS on any of the outstanding matters and could not predict whether or when we might reach such a resolution. The $100.0 million represented the Company’s best estimate in accordance with applicable accounting guidance at the time of filing its Third Quarter Form 10-Q.

[2]	Reasonably Possible is defined within US GAAP Codification as follows: “The chance of the future event or events occurring is more than remote but less than likely”.
[3]	Per ASC 450-20-50-3 and 4.
[4]	Per ASC 450-20-50-6.

If you have any questions or comments, please call me at (340) 713-7760 at your earliest convenience.

Sincerely,

/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr.
Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, Securities and Exchange Commission
William C. Erbey, Executive Chairman
Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President, General Counsel and Secretary